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                             MYRIAD GENETICS, INC.
                                320 Wakara Way
                          Salt Lake City, Utah 84108


                                       November 25, 1996


VIA EDGAR
---------

Office of Document Control/EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:  George A. Zachariah, Esq.
            Mail Stop 7-6

       Re:  Myriad Genetics, Inc. (the "Company")
            Registration Statement on Form S-3 (Registration No. 333-16143)
            ---------------------------------------------------------------

Dear Mr. Zachariah:

       Pursuant to Rule 477 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the "Act"), Myriad Genetics, Inc. (the "Company") hereby respectfully requests the withdrawal of the above-captioned registration statement (the "Registration Statement"). The Company requests such withdrawal because it believes that conditions are not favorable to going forward at this time.

       Any questions should be addressed to Andrew J. Merken, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 542-6000.

       Thank you.


                                       MYRIAD GENETICS, INC.

                                       By: /s/ Peter D. Meldrum
                                          -------------------------------------
                                          Peter D. Meldrum
                                          President and Chief Executive Officer

cc:    Jonathan L. Kravetz, Esquire
       Andrew J. Merken, Esquire